Exhibit (a)(10)

                                                               August 30, 1999
                                                               Immediate


                                         Robert W. Krick, ext. 3141


UGI CONCLUDES SELF-TENDER FOR UP TO
4.5 MILLION SHARES OF COMMON STOCK


VALLEY FORGE, PA., August 30, 1999 - UGI Corporation (NYSE: UGI) announced today the preliminary results of its Dutch auction self-tender offer for 4.5 million shares. The offer expired Friday, August 27, 1999 at midnight, EDT.

The preliminary count by the depositary for the offer indicated that approximately 4.7 million shares were tendered (including approximately 1.8 million shares in the form of guaranteed deliveries) and not withdrawn at a price of $24.25 per share or lower. The Company expects to purchase 4.5 million shares tendered at $24.25 per share. Accordingly, based on the preliminary results, the proration factor in the offer would be approximately 95% after giving effect to the shares tendered in the form of guaranteed deliveries. In accordance with the terms of the offer, the Company accepted all shares properly tendered by eligible odd lot shareholders at or below $24.25 per share.

UGI will now determine the precise number of shares tendered at or below the purchase price and expects to announce the definitive purchase price and proration numbers by September 10, 1999. Payment for shares purchased and remaining shares which were tendered and not purchased will be mailed, at no cost to the tendering shareholder, at that time.

Headquartered in Valley Forge, Pennsylvania, UGI is a holding company with propane marketing, utility and energy marketing subsidiaries. Through subsidiaries, UGI owns 58% of AmeriGas Partners, L.P., the nation's largest retail propane marketer.

Comprehensive information about UGI is available on the World Wide Web at HTTP://WWW.UGICORP.COM.


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